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SEC FILE NUMBER
8 - 68120

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **JANUARY 1, 2009** AND ENDING **DECEMBER 31, 2009**

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **OFFICIAL USE ONLY**

MAYFAIR CAPITAL MARKETS LLC **FIRM ID. NO.**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P. O. Box No.)

93 E. MIDDLE PATENT ROAD

GREENWICH,	**CONNECTICUT**	**06831**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DAVID KELLEY, Managing Member **(203) 622 - 5182**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LERNER & SIPKIN, CPAs, LLP

132 Nassau Street, Suite 1023 **New York** **NY** **10038**

X **Certified Public Accountant**

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e) (2).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

TB 3/10

OATH OR AFFIRMATION

I, ***DAVID KELLEY,*** swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of ***MAYFAIR CAPITAL MARKETS LLC,*** *as of* ***DECEMBER 31, 2009,*** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, member, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

X David K. Kelley
Signature

CEO
Title

X [signature] 12/29/09
Notary Public

This report** contains (check all applicable boxes):
(x) (a) Facing page.
(x) (b) Statement of Financial Condition.
(x) (c) Statement of Operations.
(x) (d) Statement of Cash Flows.
(x) (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
(x) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(x) (g) Computation of Net Capital.
( ) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
( ) (i) Information Relating to the Possession or Control requirements under rule 15c3-3.
( ) (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the reserve requirements Under Exhibit A of Rule 15c3-3.
( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(x) (l) An Oath or Affirmation.
(x) (m) A copy of the SIPC Supplemental Report.
( ) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
(x) (o) Independent Auditors' Report on Internal Accounting Control.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

MAYFAIR CAPITAL MARKETS, LLC
STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2009

MAYFAIR CAPITAL MARKETS, LLC
INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL

FOR THE YEAR ENDED DECEMBER 31, 2009

LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038 Tel 212.571.0064 / Fax 212.571.0074
E-mail: LS@lernersipkin.com

To the Members of
Mayfair Capital Markets, LLC

In planning and performing our audit of the financial statements of Mayfair Capital Markets, LLC for the year ended December 31, 2009, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5 (g) (1) and (2) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including test of compliance with such practices and procedures) followed by Mayfair Capital Markets, LLC that we considered relevant to the objectives stated in Rule 17a-5 (g), (1) in making periodic computations of aggregate indebtedness and net capital under Rule 17a-3 (a) (11); (2) in complying with the exemptive provisions of Rule 15c-3-3. We did not review the practices and procedures followed by the Company (1) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (2) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5 (g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any

evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for determining compliance with the exemption provisions of Rule 15c3-3, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009, to meet the Commission's objectives.

This report recognizes that it is not practicable in an organization the size of Mayfair Capital Markets, LLC to achieve all the divisions of duties and cross checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

Further, that no material differences existed between our computations or your net capital, or determination of the reserve requirements, and your corresponding FOCUS Report Part II A filing.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies, which rely on Rule 17a-5 (g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Respectfully submitted,

Lerner & Sipkin CPAs LLP

Lerner & Sipkin, CPAs, LLP
Certified Public Accountants (NY)

New York, NY
February 25, 2010

I, ***DAVID KELLEY,*** swear that to the best of my knowledge and belief, the accompanying financial statements and supporting schedule(s) pertaining to the Firm of ***MAYFAIR CAPITAL MARKETS LLC***, as of ***DECEMBER 31, 2009,*** are true and correct. I further swear that neither the Company nor any partner, proprietor, principal officer, director or member has any proprietary interest in any account classified solely as that of customer, except as follows:

No Exceptions

David K. Kelley

(Signature)

CEO

(Title)

12/29/09

(Notary Public)

IDALIA NAVARRO
NOTARY PUBLIC - CONNECTICUT
My Comm. Expires Oct. 31, 2011

MAYFAIR CAPITAL MARKETS LLC
STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2009

ASSETS	
Cash	$ 79,980
Receivable from clearing broker	100,000
Total assets	$ 179,980
LIABILITIES AND CAPITAL	
Liabilities:	
Accounts payable	$ 12,340
Member's Equity	167,640
Total liabilities and capital	$ 179,980

MAYFAIR CAPITAL MARKETS LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2009

Note - 1 Nature of Operations

Mayfair Capital Markets LLC (The "Company"), a Limited Liability Company, is a broker/dealer registered with the Securities and Exchange Commission and became a member of the Financial Industry Regulatory Authority on August 19, 2009. The Company earns private placement, consulting, and advisory fees. The Company is registered to sell debt securities and interest in mortgages and other receivables and is an underwriter or selling group participant. The Company is also a registered U.S. government securities broker and dealer and a Real Estate Syndicator. Transactions are cleared through a clearing broker on a fully disclosed basis and, accordingly, the Company does not carry securities accounts for customers.

Note -2 Summary of Significant Accounting Policies

Basis of Presentation

These financial statements were prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

These financial statements were approved by management and available for issuance on February 25, 2010 Subsequent events have been evaluated through this date.

Cash and Cash Equivalents

The Company considers its investments in money market funds to be cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of

Note – 2 Continued

revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company is a limited liability company, and treated as a disregarded entity for income tax reporting purposes. Therefore, any income or loss is passed through to the members for federal and state income tax purposes. Accordingly, the Company has not provided for federal or state income taxes. In accordance with GAAP, management is required to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position.

Note -3 Regulatory Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 800% in its first year, 1500% thereafter. At December 31, 2009, the Company's net capital of $167,640 was $67,640 in excess of its required net capital of $100,000.

Note -4 Related party transactions

Pursuant to an administrative service agreement (the "Agreement") between the Company and its affiliate, the Company pays a monthly administrative fee for utilizing certain resources of the affiliate. The Company was charged $12,340 for the year ended December 31, 2009 under the Agreement of which $12,340 remains payable.

Note -5 Exemption from Rule 15c3-3

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii).

LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038 Tel 212.571.0064 / Fax 212.571.0074
E-mail: LS@lernersipkin.com

INDEPENDENT AUDITORS' REPORT

To the Members of
Mayfair Capital Markets, LLC

Gentlemen:

We have audited the accompanying statement of financial condition of Mayfair Capital Markets, LLC, as of December 31, 2009. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Mayfair Capital Markets, LLC as of December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Lerner & Sipkin CPAs LLP
Lerner & Sipkin, CPAs, LLP
Certified Public Accountants (NY)

New York, NY
February 25, 2010